NEWS RELEASE
                 ___________________
             LOVELL COMMUNICATIONS INC.



FOR:           IMMEDIATE RELEASE
CONTACT:       Ren<e'> Evans (615) 794-4439
               Anne Bannister (615) 271-2049



                  COMMUNITY FINANCIAL GROUP, INC.
                      REPORTS 1997 EARNINGS,
                  DECLARES INCREASED DIVIDEND AND
                  ADOPTS SHAREHOLDER RIGHTS PLAN


     NASHVILLE,  Tenn.,  January  21, 1998--Community Financial Group, Inc.

(NASDAQ:   CFGI),  the parent company  of  The  Bank  of  Nashville,  today reported earnings of  $2.1  million representing $.93 in basic earnings per share for the year ended December  31,  1997,  compared  to $2.5 million or

$1.16  basic  earnings  per  share  for the year ended December  31,  1996,

according to Mack S. Linebaugh, Jr.,  Chairman and President.  Prior years'

earnings benefited from net operating loss  carryforwards  that  were fully utilized in 1996; thus earnings in 1997 were fully taxed.  Pretax  earnings of $3.4 million for 1997 increased 25 percent from pretax earnings of  $2.7

million  in  1996.   Return on average assets for 1997 was 1.08 percent and

return on average equity  was  9.05  percent.  Fourth quarter 1997 earnings were $637,000 or $.29 basic earnings per  share  compared  with $597,000 or

$.27 for the fourth quarter of 1996.

     At December 31, 1997, total assets were $204.9 million,  up 23 percent from  the  previous  year's close of $166.7 million.  Total loans,  net  of unearned income, were  $122.7  million  at  December  31,  1997,  up  $14.8 million, or 13.7 percent, from the $107.9 million at December 31, 1996, and deposits at year-end were $164.1 million, an increase of $30.8 million from the $133.3 million reported at December 31, 1996.

     The  Board  of Directors announced a dividend increase by declaring  a

$.06 per share dividend  for  shareholders  of  record on February 5, 1998,

payable February 20, 1998.  This represents an increase  of  20%  from  the dividend  of  $.05  paid  in  previous quarters, and is the second dividend increase since the company instituted a dividend two years ago.

     "1997 was a pivotal year for the company," said Linebaugh.  "We opened our  first  branch  office  in  Green  Hills,  located  a  site  and  began construction of a second office in  Brentwood  which  will  open  Summer of

1998,  and  began work on plans for an office in Hendersonville.  While  we have always maintained  that  we  will  not  establish  an extensive branch network, we believe that these geographic locations along  with  our mobile banking  service,  Bank  on Call, provide convenient and attractive service availability to our clients."

     Today, the Board of Directors  also  announced  that  it has adopted a

Shareholder Rights Plan which authorizes the distribution of  a dividend of one  common  share  purchase  right for each outstanding share of Community

Financial Group, Inc. common stock.  The rights will be exercisable only if a person or group acquires 15% or more of Community Financial Group, Inc.'s common stock or announces a tender  offer,  the consummation of which would result in ownership by a person or group of 15% or more of the common stock. "The rights are not being distributed in response to any effort to acquire control  of  CFGI,  and  the Board is not aware of any such effort.

The rights are designed to assure  that  all  of Community Financial Group,

Inc.'s shareholders receive fair and equal treatment  in  the  event of any proposed  takeover  of  the  company  and  to  guard against partial tender offers, squeezeouts, open market accumulations and other abusive tactics to gain control of the company without paying all shareholders  an appropriate control premium," stated Linebaugh.

          If  CFGI were acquired in a merger or other business  combination transaction, each  right  would  entitle  its  holder  to  purchase, at the right's  then-current  exercise price, a number of the acquiring  company's common shares having a market value of twice such price.  In addition, if a person or group acquires  15%  or  more of CFGI's common stock, directly or through the purchase of warrants exercisable  for  CFGI  common stock, each right would entitle its holder (other than the acquiring person  or members of  the  acquiring group) to purchase, at the right's then-current exercise price, a number of CFGI's common shares having a market value of twice that price.

     After  a  person or group acquires beneficial ownership of 15% or more of the company's  common  stock and before an acquisition of 50% or more of the common stock, the Board  of  Directors could exchange the rights (other than rights owned by the acquiring  person  or group), in whole or in part,

at an exchange ratio of one share of common stock per right.

     Until a person or group has acquired beneficial  ownership  of  15% or more of CFGI's common stock, the rights will be redeemable for one cent per right at the option of the Board of Directors.

     The rights are intended to enable all Community Financial Group,  Inc.

shareholders  to  realize  the  long-term  value of their investment in the company.  The company believes they will not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the Board prior to attempting a takeover.

     Details of the Shareholder Rights Plan  will  be  outlined in a letter which will be mailed to all shareholders.  The rights will  be  granted  to all  shareholders of record on February 5, 1998 and will expire February 4,

2008.  The rights distribution is not taxable to shareholders.

                  COMMUNITY FINANCIAL GROUP, INC.
                   SELECTED FINANCIAL HIGHLIGHTS
                         December 31, 1997
  (in thousands, except per share amounts and shares outstanding)

QUARTER ENDED DECEMBER 31       1997                  1996

Net income                $      637            $      597

Basic earnings per share  $      .29            $      .27

Diluted earnings per share$      .25            $      .27

Provision charged to
     operations            $      25            $      -0-

Net charge-offs (recoveries)$   (83)            $       93

Book value per share      $    10.74            $    10.00
  (Excluding SFAS #115 adjustment)


TWELVE MONTHS ENDED DECEMBER 31

Net income                $    2,058            $    2,547

Basic earnings per share  $      .93            $     1.16

Diluted earnings per share$      .89            $     1.15

Provision charged to
       operations         $      100            $      -0-

Net charge-offs (recoveries)$  (150)            $      156


DECEMBER 31

Total assets              $  204,887            $  166,679

Total loans, net of
       unearned income    $  122,749            $  107,888

Total deposits            $  164,099            $  133,270

Allowance for possible
      loan losses         $    3,128            $    2,878

Non-performing assets, net$    1,227            $      579

Shareholders' equity      $   24,052            $   22,085

Common shares outstanding  2,212,420             2,202,473